Exhibit 99.2

Financial Review ABENGOA Completing Transformation 9th Annual Analyst and Investor Day New York City & London, April 7 & 9, 2015 Ignacio Garcia Alvear Co-CFO for IR & Capital Markets

2 Financial Information Disclaimer The consolidated financial data for the quarter ended March 31, 2015 presented in the following slides is preliminary, and unaudited, based upon our estimates and is subject to completion of our financial closing procedures, including finalization of our audit processes. This summary is not a comprehensive statement of our consolidated financial results for quarter ended March 31, 2015 and our actual results for such period may differ from these estimates due to the completion of our financial closing procedures and related adjustments and other developments that may arise between now and the time the financial results for this period are finalized

3 Forward-looking Statement This presentation contains forward-looking statements (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995) and information relating to Abengoa that are based on the beliefs of its management as well as assumptions made and information currently available to Abengoa. Such statements reflect the current views of Abengoa with respect to future events and are subject to risks, uncertainties and assumptions about Abengoa and its subsidiaries and investments, including, among other things, the development of its business, trends in its operating industry, and future capital expenditures. In light of these risks, uncertainties and assumptions, the events or circumstances referred to in the forward-looking statements may not occur. None of the future projections, expectations, estimates or prospects in this presentation should be taken as forecasts or promises nor should they be taken as implying any indication, assurance or guarantee that the assumptions on which such future projections, expectations, estimates or prospects have been prepared are correct or exhaustive or, in the case of the assumptions, fully stated in the presentation. Many factors could cause the actual results, performance or achievements of Abengoa to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others: changes in general economic, political, governmental and business conditions globally and in the countries in which Abengoa does business; changes in interest rates; changes in inflation rates; changes in prices; decreases in government expenditure budgets and reductions in government subsidies; changes to national and international laws and policies that support renewable energy sources; inability to improve competitiveness of Abengoa’s renewable energy services and products; decline in public acceptance of renewable energy sources; legal challenges to regulations, subsidies and incentives that support renewable energy sources; extensive governmental regulation in a number of different jurisdictions, including stringent environmental regulation; Abengoa’s substantial capital expenditure and research and development requirements; management of exposure to credit, interest rate, exchange rate and commodity price risks; the termination or revocation of Abengoa’s operations conducted pursuant to concessions; reliance on third-party contractors and suppliers; acquisitions or investments in joint ventures with third parties; unexpected adjustments and cancellations of Abengoa’s backlog of unfilled orders; inability to obtain new sites and expand existing ones; failure to maintain safe work environments; effects of catastrophes, natural disasters, adverse weather conditions, unexpected geological or other physical conditions, or criminal or terrorist acts at one or more of Abengoa’s plants; insufficient insurance coverage and increases in insurance cost; loss of senior management and key personnel; unauthorized use of Abengoa’s intellectual property and claims of infringement by Abengoa of others intellectual property; Abengoa’s substantial indebtedness; Abengoa’s ability to generate cash to service its indebtedness; changes in business strategy; and various other factors indicated in the “Risk Factors” section of Abengoa’s Form 20-F for the fiscal year 2014 filed with the Securities and Exchange Commission on February 23, 2015. The risk factors and other key factors that Abengoa has indicated in its past and future filings and reports, including those with the U.S. Securities and Exchange Commission, could adversely affect Abengoa’s business and financial performance. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected or targeted. Abengoa does not intend, and does not assume any obligations, to update these forward-looking statements. This presentation includes certain non-IFRS financial measures which have not been subject to a financial audit for any period. The information and opinions contained in this presentation are provided as at the date of this presentation and are subject to verification, completion and change without notice.

4 Agenda Introduction 2015e Updated Outlook Key Financial Takeaways A Free Cash Flow Generative Model Q1 2015e Highlights

5 Agenda Introduction

6 Key Highlights Setting the path to a solid and recurrent FCF-generative Abengoa Significant liquidity enhancement actions during Q1 to protect our credit profile Strengthening Abengoa’s balance sheet through corporate transactions Abengoa 3.0, our FCF generative model, completed and ready to deliver its value 279 M$ raised through exchangeable bond in ABY shares 328 M$ raised in secondary offering of ABY’s shares 120 M€ from ROFO 2 500 M$ from EIG’s entry in APW-1 plus other 800 M€ worth of transactions at various stages of development Accelerated deleverage through equity recycling on our asset portfolios, improving equity returns Deconsolidation of ABY and APW to achieve an asset-light business model Reinforced commitment to achieve a BB rating EIG transactions completes our 3 steps model 2 ROFOs already executed above book value with ABY demonstrate a successful value proposition to deliver increased returns

7 Agenda Q1 2015e Highlights

Sneak Peek on Q1 2015e Delivering on our words already in Q1, before expectations Figures in M€ Q1’2015 Previous Period Operating KPIs Liquidity Highlights Revenues EBITDA Backlog Change in WC & Others Corp. Liquidity Corporate Transactions Cash Proceeds (incl.EIG entry) 1,540-1,570 Q1’14 1,538 265-285 Q1’14 265 ~8,600 Dec’14 7,953 (250)-(180) Q1’14 (642) ~3.0 B€ Dec’14 2,851 ~1,100* — 0-2% 0-7% ~7% 392-462 ~5% Recovering WC from Q4, while strengthening liquidity *~460 M€ from EIG to be received on April 7th 2015, and ~40 M€ from ROFO 2 to be received through Q2 8

ABENGOA
Corporate Liquidity Analysis

3.0 B€ of corporate liquidity, with further improvements already secured

Dec'14 Corp. Liquidity Split

2.9 B€


60%
5%
35%
Cash & Cash Eq.
STFI
Treasury stock

~300 M€ of additional undrawn working capital lines

Mar'15 Liquidity Highlights

Qualitative Highlights:

- Internal cash pool that allows a flexible approach to cash management through subsidiaries
- Full availability of cash on balance, well distributed among Tier 1 institutions, ~75% held in EU and US.
- FX diversification: ~50% held in USD, ~30% in EUR, ~5% in BRL
- STFI invested mostly in low-risk fixed term deposits: 90%

Quantitative Highlights:

- Liquidity on BS: **~3.0 B€**
- Pending EIG cash-in for **~460 M€**
- Additional equity recycling already under negotiation: **~800 M€**

1.3 B€ linked to supplier payments

9

ABENGOA
Understanding our WC Position

Better start for our working capital in Q1


Corp. WC Quarterly Evolution
256
November Backdrop
-162
-15
-180
-642
Q1 Recovery
Q1'14
Q2'14
Q3'14
Q4'14
Q1'15

Q4 Situation	Outcome
• Delay in partners entry	✓ EIG deal signed on March 27 – cash to be received in Q2
• Bridge Financing delay	✓ Bridge facilities signed for +350 M€
• Temporary delay in bookings	✓ 1.8 B€ of new projects signed in Q1
• Closing significant project financings (LT)	✓ As scheduled (Xina, Zapotillo, Manaus): +900M€

Working capital picking up in Q1 as announced compare to historical average

Key Working Capital Highlights

> Improvement of 390 to 460 M€ in WC YoY. Negative outflow in Q1, driven by **seasonality in execution in Q1, as expected**

> **Further improvement in Q2** brought by execution and full pick up from Q4 situation, helped by APW-1 up and running

> **Understanding the risk better**: cash linked to suppliers payment, reduce "real" WC negative balance sheet liability to 1.9 M€ as of Dec-14

> **Further improvement achievable upon credit rerate**: reduction of WC position, cheaper commercial cost

Positive visibility on the rest of 2015, brought by Partners entry, backlog levels and availability of financing

10

ABENGOA
Continued Financing Activity

Significant activity on the credit side during Q1

Banking

An intense quarter in financing activity

- **+865 M€ WC facilities** raised in 15 countries
- **+265 M€** ECAs facilities signed
- **Conversion of NRDP** into LT non-recourse:
  - ✓ Zapotillo → **+296 M$**
  - ✓ Hospital Manaus → **+ 69 M$**
- **New bridge facilities**
  - ✓ Norte III → **200 M$**
  - ✓ Atacama I → **50 M$**
  - ✓ Other bilateral lines for project development → **~140 M€**
- Closing of **long term financing of the Xina project** for 580 M€

Capital Markets

Demonstrating access to markets and normalization of spreads

- **328 M$** raised through **sale of 13% stake in ABY**
- **279 M$ exchangeable notes**, demonstrating ability to monetize our ABY participation
- **244 M€ CB 2017 put** has been **executed**; repaid in cash on Feb 3
- **Repayment of 300 M€** of HY 2015, as expected, on Feb 25
- **350 bps reduction on credit curve**
- **Recovery** in **stock price**: + 80% growth

ECP & Others

ECP normalizing and further liquidity enhancement

- **Significant improvement in ECP's rolling process**: 52% renewed in Q1 vs 0% in Q4 after November 14
- **Monetization** of **vendor note** linked to the Befesa sale (nominal value 47 M€)

11

FY 2014 Net Debt Highlights € Millions xxxxxxxxxxxcxxx Corp. Net Debt Corp Leverage “NRDP” (Bridge Loan) Corp+Bridge Loan ratio Project Net Debt Cons. Net Debt Cons. Leverage Corp FCF after equity recycling +270 +120 +460 (1,503) -0.3x -0.1x -0.5x 1.5x - - - (1,946) -0.3x -0.1x -0.5x 3.6x - - - (2,926) +270 +120 +460 (6,375) -0.2x -0.1x -0.3x 4.5x +270 +120 +460 985 2014 Adjusted 13% ABY Sale ROFO 2 EIG FY 2014 (2,353) 2.4x (1,946) 4.5x (2,926) (7,225) 5.1x 135 2014 Adjusted corporate leverage of 1.5x after transactions carried out in Q1 Additional asset recycling potential for 750 M€ Increase in Corporate FCF in 2014 ; Corporate FCF in 2013 was 62 M€ Debt & Leverage FCF 1 3 Significant deleverage already secured, in line with YE target 2 12

2015 Corporate Leverage Build-up Corporate leverage of 1.2x after planned transactions in 2015 2.4x 0.3x 0.1x 0.0x Already done 0.5x 0.1x 0.3x 1.2x 2015 Highly Expected Transactions 0.5x 0.7x Upside Other Concessions Sale ROFO 3 Add. 2% ABY sale APW1 Exch. Bond ABY ROFO 2 2014 Corp leverage Adj. Corp leverage after corp. transactions Corp. Leverage after further potential transactions Significant deleverage expected for 2015 after execution of strategic transactions 13% ABY sale 2015 Corp. Leverage Ratio Target of 1.2x; significantly lower than 2014 Transactions carried out in Q1 already reducing our adjusted leverage 12

14 Agenda 2015e Updated Outlook

Significant corporate cash generation expected in 2015 Strategic Actions in 2015 APW-1 EIG Agreement 3 460 M€ ROFO 3 agreement 4 200 M€ Sale of 13% stake in ABY 1 270 M€ ROFO 2 agreement 2 120 M€ Additional value in ABY 5 300 M€ Sale of Concessions in operation 6 510 M€ Transaction Value Comments Cash collected in January Signed in February – collected 2/3 of it so far Deal signed on Mar 27, cash to be received by April 7, 2015 Expected at the end H1 2015 9% stake already monetized through exchangeable bond for 279 M$ - Additional 2% Expected in H1 2015 for 50 M€ (out of which 1.6 B€ of equity recycling) Working on several initiatives expected to generate an additional ~800 M€ in 2015; only 1.3-1.4 B€ included in 2015 Corp FCF guidance ~1,850 M€ Expected for the end FY 2015 15

ABENGOA
2015 Corporate FCF Guidance

Strong cash generation expected for 2015

	FY 2015E
Corporate EBITDA	~930
Net Financial Income/(Expense) & Taxes	~(470)
Dividends from Abengoa Yield	40
Funds from Operations	***~500***
Change in Working Capital & Others	-
Cash Flow from Operations	**~500**
Corp. CAPEX (incl. R&D & Maintenance, Hugoton)	~(135)
Equity Invested/Recycled in Concessions (net)	~1,035
Corporate Net CAPEX	***~900***
Corporate Free Cash Flow	**~1,400**

16

Corporate transactions through 2015 are expected to significantly improve our capital structure and credit profile 17 Confirming consolidated and corporate net debt targets Improved Leverage Targets ABY’s stake crystallization EIG’s entry into APW-1 Visibility on asset sales + + Corp. + NRDP ND 3.2x Consol. ND 3.9x ...to accelerate on: + Reduction of financial expenses + FCF generation + Asset Light Company A credit positive plan to reinforce committment to rating improvement Corp. ND 1.2x 2015e Ratios

18 Agenda A Free Cash Flow Generative Model

FCF generation in concessional projects Abengoa 3.0, de-risking our business model, represents a credit positive game changer FCF generation from construction phase 1 FCF generation during operational phase 2 A model poised to secure growth while reducing capital effort Recurrent cash-flow generation and returns secured Enhanced debt repayment capacity, reduce WC overhang, increase shareholders’ returns Equity recycling generating FCF 3 19

20 Additional O&M Backlog Sector # of Projects Amount Weighted Avg. Period Annual Amount 6 206 M€ 26 years 7.9 M€/yr 2 65 M€ 20 years 3.3 M€/yr 1 9 M€ 18 years 0.5 M€/yr 10 1,281 M€ 22 years 58.4 M€/yr 2 239 M€ 21 years 11.2 M€/yr ABY 21 1,800 M€ 22 years 81.3 M€/yr 1 20 M€ 32 years 0.6 M€/yr 1 71 M€ 20 years 3.6 M€/yr 2 295 M€ 20 years 14.7 M€/yr 2 516 M€ 30 years 17.2 M€/yr 1 304 M€ 31 years 9.8 M€/yr APW-1 7 1,207 M€ 27 years 46.0 M€/yr +3.0 B€ of O&M revenues related to our project portfolios to be recognized in the next ~25 years as increased flows ABY Assets Held for Sale 1 Assets (incl. ROFO 1&2) 18x Total value of O&M revenues 1.5 B€ Weighted average time 22 y APW-1 Assets Held for Sale 2 Assets with O&M contracts 9x Total value of O&M revenues 1.2 B€ Weighted average time 27 y 28 Total 24 yrs 115 M€/y 3,007 M€ Note: Analysis Includes all APW-1’s 10 projects (5 still under due diligence)

21 Asset Value at the Corporate Level 8.2 B€ of assets backing up our corporate+NRDP net debt of 4.3 B€ Total Asset Value at Corporate 8.9 Asset Value in Concessions R&D and proprietary knowledge value* 0.7 Abengoa Yield Operation Construction + APW Project Assets (NRDP) 1.3 Equity Book Value 1.5 Equity Book Value 0.9 Book Value 1.9 Market Value of 51% Stake Figures as of December 31, 2014 except for ABY, which is calculated using the April 2 closing price on NASDAQ of $34.29 per share, and EUR/USD FX of 1.10. ABG equity BV of projects in operation (1.5 B€) excludes the 216 M€ value of the preferred equity in ACBH (T&D Brazil) *External valuation developed jointly with KPMG Figures in B€ as of December 31, 2014 Asset Value in Bioenergy (@ Book Value) 2.6 5.6

Rating agencies update A strategy poised to deliver key credit positives required for a rating upgrade We continue committed to our rating improvement target Creation of Abengoa Yield as a recurrent equity recycling vehicle Formalized major agreement with partners for equity capex commitments for the next 7-8 years On track to achieve deconsolidation of a significant portion of our concessions Achieving growing FCF positive generation at corporate level Reducing gross corporate debt Increasing our equity value in concessions with the ability and a plan to monetize it Communication of a clear financial policy with ambitious but realistic objectives Positive credit actions recently undertaken Continue de-risking our business model and delivering on our financial metrics Actively targeting a BB rating in the medium term 22

23 Agenda Key Financial Takeaways

WC recovering in Q1, as expected 24 Main Highlights Building up on Abengoa 3.0, a credit improving business model A solid start of the year, improving the main KPIs of the business, providing solid outlook for 2015 Reinforced liquidity buffer through strategic transactions Simplified balance sheet structure, while deleveraging the business profile, improving cost of capital Continued focus on technology to create key differentiation A business model ready to deliver recurrent free cash flow generation going forward and delivering on a credit positive strategy, to continue seeking a BB rating

Thank you ABENGOA April 7 & 9, 2015 Innovative Technology Solutions for Sustainability